# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: dMY Squared Technology Group, Inc., CIK 0001915380
CUSIP: 233276104
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1180 NORTH TOWN CENTER DRIVE SUITE 100, LAS VEGAS, Nevada (NV), 89144
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001695320

## Reporting persons
- PERISCOPE CAPITAL INC.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); shared voting power 112,500; shared dispositive power 112,500; aggregate amount beneficially owned 112,500 (4.8% of the class)
  Comment: The percentage set forth in Row 11 of this Cover Page is based on the 2,338,586 shares of Common Stock (as defined herein) outstanding as of April 02, 2025, as reported on the Form 10-K of the Issuer (as defined herein) filed with the Securities and Exchange Commission on April 03, 2025.
  
  Periscope expressly declares for purposes of rows 6 through 11 in the chart above and Item 4 below that the filing shall not be construed as an admission that it is for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of the securities owned by the Periscope Funds (as defined below).

## Item 1. Issuer
Name of issuer: dMY Squared Technology Group, Inc.
Address of issuer's principal executive offices: 1180 NORTH TOWN CENTER DRIVE SUITE 100, LAS VEGAS, NEVADA, 89144.

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed on behalf of Periscope Capital Inc. (Periscope) with respect to the shares of Class A common stock, par value $0.0001 per share (the Common Stock), of dMY Squared Technology Group Inc, a Massachusetts corporation (the Issuer).

Periscope, which is the beneficial owner of 50,405 shares of Common Stock, acts as investment manager of, and exercises investment discretion with respect to, certain private investment funds (each, a Periscope Fund) that collectively directly own 62,095 shares of Common Stock.

The filing of this statement should not be construed as an admission that Periscope is, for the purpose of Section 13 of the Act, the beneficial owner of the Common Stock owned by the Periscope Funds.
Address of principal business office or, if none, residence: 333 Bay Street, Suite 1240, Toronto, Ontario, Canada M5H 2R2
Citizenship: See Row 4 of the Cover Page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Non-U.S. investment adviser.

## Item 4. Ownership
Amount beneficially owned: 112,500
Percent of class: 4.8%
Shared power to vote or to direct the vote: 112,500
Shared power to dispose or to direct the disposition: 112,500

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- PERISCOPE CAPITAL INC.: Lisa Shostack, Lisa Shostack, General Counsel (05/12/2025)
Comment: The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).